UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

W2007 Grace Acquisition I, Inc.

(Name of the Issuer)

W2007 Grace Acquisition I, Inc.

W2007 Grace II, LLC

W2007 Grace Acquisition II, Inc.

W2007 Grace I, LLC

PFD Holdings, LLC

Whitehall Parallel Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

Whitehall Street Global Real Estate Limited Partnership 2007

The Goldman Sachs Group, Inc.

Todd Giannoble

Greg Fay

Brian Nordahl

(Names of Persons Filing Statement)

8.75% Series B Cumulative Preferred Stock, par value $0.01 per share

9.00% Series C Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

982568206

982568305

(CUSIP Number)

Gregory Fay

6011 Connection Drive, Irving, TX 75039

Tel: (972) 368-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Tel: (310) 712-6600

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$62,380,890.00	$7,248.66

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $26.00 for each of the 3,450,000 outstanding shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share, and the 2,400,000 outstanding shares of 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share, of the issuer subject to the transaction, less 3,450,735 shares beneficially owned by affiliates of the issuer which will contribute such shares to a newly formed subsidiary, which subsidiary will then be contributed to the issuer immediately prior to the effective time in exchange for newly issued shares of the issuer’s common stock (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,248.66	Filing Party: W2007 Grace Acquisition I, Inc.

Form or Registration No.: Schedule 13E-3	Date Filed: August 14, 2015

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) W2007 Grace Acquisition I, Inc., a Tennessee corporation (the “Company”), the issuer of the shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” together with the Series B Preferred Stock, the “Preferred Stock”); (b) W2007 Grace II, LLC, a Tennessee limited liability company (“Parent”); (c) W2007 Grace Acquisition II, Inc., a Tennessee corporation and wholly owned subsidiary of Parent (“Merger Sub”); (d) W2007 Grace I, LLC, a Tennessee limited liability company (“Grace I”), (e) PFD Holdings, LLC, a Delaware limited liability company (“PFD Holdings”); (f) Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Parallel”); (g) W2007 Finance Sub, LLC, a Delaware limited liability company (“Finance Sub”), (h) Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Street”, and together with PFD Holdings, Whitehall Parallel and Finance Sub, the “Whitehall Parties”), (i) The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”), (j) Todd Giannoble, (k) Greg Fay and (l) Brian Nordahl. This Amendment No. 4 is filed in response to comments received by the Company from the SEC.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

The “Fairness of the Merger” section of the Transaction Statement is hereby amended and restated as set forth below.

Fairness of the Merger

The Company reasonably believes that the merger is fair to unaffiliated holders of the Preferred Stock.

Neither the Company nor its board of directors made any recommendations as to whether holders of the Preferred Stock should have voted in favor of the merger at the special meeting for the following reasons, among others:

•	Parent, the Company’s parent entity and a Defendant in the Action, owns 100% of the issued and outstanding common stock of the Company and thus controls the vote to elect the board of directors of the Company;

•	PFD Holdings, an affiliate of the Company and a Defendant in the Action, owns a majority of the Preferred Stock;

•	GS Group, an affiliate of the Company and a Defendant in the Action, owns all of the Series D Preferred Stock; and

•	Approval of the merger agreement and the amendment to our Amended and Restated Charter are conditions to the Stipulation, pursuant to which the Defendants in the Action, including the Company, its directors, Parent, PFD Holdings and GS Group will be released.

The board of directors of the Company considered the following factors in determining that the merger is fair to the unaffiliated holders of the Preferred Stock:

•	the Settlement, including the merger, was (i) preliminarily approved by the Court on April 30, 2015, in an order wherein the Court determined that the Settlement does not disclose grounds to doubt its fairness or other obvious deficiencies and appeared to represent the result of a good-faith arm’s-length negotiation between the Defendants and Plaintiffs in the Action and (ii) finally approved by the Court on December 4, 2015 pursuant to an order wherein the Court determined that the Settlement is fair, reasonable, and adequate and that the record before it demonstrated that the Settlement developed from vigorous, arm’s-length negotiations between the Defendants and Plaintiffs in the Action;

•	the Settlement facilitates the receipt by class members of a substantial, timely payment (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; a hearing for final approval occurred less than one year after the entry into the Settlement);

•	the consideration of $26.00 per share for the members of the Holder Class (plus any residual from the Net Seller Class Settlement Fund (as defined below)) is greater than any value that could be realized by holders of the Preferred Stock from a liquidation or sale of assets of the Company out of the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets;

•	As described in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction”, the Company estimated that the proceeds that could be distributed to the holders of the Preferred Stock, including PFD Holdings, as a result of the ARC Transaction, would be approximately $22.46 per share of Preferred Stock assuming the initial capital contributions of the Class A Interests received in the ARC Transaction of $447.1 million are repaid in full, and excluding (a) any preferred return that may be received in connection with the Class A Interests, (b) a present value discount to the repayment of the Class A Interests or any preferred return, which payments will occur over time, (c) any value attributed to the Excluded Hotel Assets, (d) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (e) any income tax effects which may be applicable to proceeds received by the Company. The preferred return was excluded from the foregoing as the Company believes that it would need to be presented with a present value discount to accurately reflect its value, and with that discount, the overall value of the proceeds would decrease. As the present value determination involves judgments and assumptions as to the discount rate and the timing of payments, the Company thought it would be helpful to separately present (a) the value on a par basis and (b) a discounted amount as it might be collected over time based on what the Company believed were reasonable assumptions. The estimated present value of proceeds from the ARC Transaction and the preferred return (applying a 15% discount rate) was estimated to be approximately $19.23 per share of the Preferred Stock. The estimated present value of proceeds from the ARC Transaction assumed that the preferred return is collected monthly, and 50% of the initial capital contribution is collected 36 months after February 27, 2015, the closing date of the ARC Transaction, and the remaining 50% of the initial capital contribution is collected 48 months after the closing date of the ARC Transaction. This assumption regarding the timing of the initial capital contribution is based on the terms set forth in the limited liability company agreements of the issuers of the Class A Interests. The 15% discount rate was the Company’s board of directors’ determination of a reasonable discount rate based on the risk profile of the Class A Interests, including the buyers’ debt financing (which would have priority in recovery over the Class A Interests). Both the estimated proceeds over time from the ARC Transaction and the estimated present value of proceeds from the ARC Transaction exclude (i) any value attributed to the Excluded Hotel Assets, (ii) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iii) any income tax effects which may be applicable to proceeds received by the Company. The Class A Interests will have a stated rate of preferred return of 7.50% per annum for the first 18 months following the closing of the ARC Transaction, and 8.00% per annum thereafter;

•

Assuming the proceeds that would be received from a sale of the Excluded Hotel Assets equal the $100.0 million that was provided for in that certain sale agreement, dated as March 25, 2015, which has since been terminated, restated and amended, less $2.0 million of estimated transaction expenses (exclusive of any present value discount), the Company estimated in the Proxy Statement that the potential proceeds in respect of such hotels would result in approximately $0.50 per share of Preferred Stock. Based on the foregoing assumptions, the sum of the estimated proceeds over time from the ARC Transaction and the proceeds from the sale of the Excluded Hotel Assets is approximately $22.96 per share of Preferred Stock, and the sum of the estimated present value of proceeds from the ARC Transaction and the estimated proceeds from the sale of the Excluded Hotel Assets is approximately $19.73 per share of Preferred Stock. A tabular presentation of the calculation of the $22.96 per share amount is set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction,” and has been reprinted below. On July 23, 2015, subsidiaries of W2007 Equity Inns Senior Mezz LLC (“Senior Mezz”), an entity in which the Company has a 3% interest consummated the sale of nine Excluded Hotel Assets for $85 million pursuant to the March 25, 2015 agreement, as amended and restated. The subsidiaries of Senior Mezz intend to sell the one Excluded Hotel Asset that has not been sold. Because the one remaining Excluded Hotel Asset remains unsold, the proceeds are unknown, but the Company has assumed a value of $15 million based on the difference between the purchase price for the ten Excluded Hotel Assets in the March 25, 2015 Agreement and the nine Excluded Hotel Assets which were actually sold. Changes in the net sales price of the one remaining Excluded Hotel Asset will have a negligible effect on the amount that could be allocated to the shares of Preferred Stock, as every increase or decrease of $1.95 million in the value of the one remaining Excluded Hotel Asset would only increase or decrease, respectively, the amount which could be distributed in respect of the shares of the Preferred Stock, including those held by PFD Holdings, by $0.01 per share. There can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the March 25, 2015 agreement. Even if a transaction for the one remaining Excluded Hotel Asset does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company;

•	For the period between the announcement of the execution of the Original Sale Agreement (as defined herein) until the announcement of the non-binding memorandum of understanding, the average closing price for Series B Preferred Stock was $20.36 and for the Series C Preferred Stock was $20.57, each of which is below the $26.00 per share merger consideration, based on the reported closing prices on the OTC Markets Group, Inc. website; and

•	the Settlement, including the merger, facilitates the receipt by the holders of the Preferred Stock of cash for their shares irrespective of the limited trading market for the Preferred Stock.

The following is the tabular presentation from the proxy statement, including conforming changes based on the disclosure in the Transaction Statement, presenting the calculation of the $22.96 per share of Preferred Stock a result of the estimated proceeds over time from the ARC Transaction and the proceeds from the sale of the Excluded Hotel Assets:

(Amounts in millions except per share amounts)	Trust Hotels*	Senior Mezz Hotels†	Total
Summary of ARC Transaction Proceeds[1]
Purchase Price of Sold Hotels[2]	$346.8	$1,461.3	$1,808.1
Net Cash Received at Closing from ARC Transaction[1]	22.2	106.0	128.2
Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to ARC Transaction[1]	18.7	84.6	103.3
Class A Interests Issued in ARC Transaction[3]	99.8	347.3	447.1
Company’s 3.0% interest in Senior Mezz Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to ARC Transaction[4]	2.5	(2.5)	—
Company’s 3.0% Interest in Senior Mezz Class A Interests[5]	10.4	(10.4)	—
Estimated Proceeds over Time from ARC Transaction, excluding Potential Proceeds from the Sale of the Excluded Hotel Assets[6]	$131.4
Estimated Proceeds over Time from ARC Transaction, excluding Potential Proceeds from the Sale of the Excluded Hotel Assets per share of Preferred Stock[6]	$22.46
Estimated Potential Proceeds from the Sale of the Excluded Hotel Assets[7]	$—	$98.0	$98.0
Company’s 3.0% interest in the Estimated Potential Proceeds from the Sale of the Excluded Hotel Assets [7]	2.9	(2.9)	—
Total Combined Proceeds from ARC Transaction and Potential Proceeds from the Sale of the Excluded Hotel Assets[8]	$134.3
Total Combined Proceeds from ARC Transaction and Potential Proceeds from the Sale of the Excluded Hotel Assets per share of Preferred Stock[8]	$22.96

Detailed ARC Transaction Costs
Purchase Price[2]	$346.8	$1,461.3	$1,808.1
Cash Costs Paid at Closing
Goldman, Sachs & Co, Advisory Fee	(2.3)	(9.7)	(12.0)
Deutsche Bank Securities, Inc. Advisory Fee and expenses	(1.6)	(6.5)	(8.1)
Other[9]	(13.2)	(6.7)	(19.9)

	Trust Hotels*	Senior Mezz Hotels†	Total
Operational prorations	(0.4)	0.6	0.2
Capital Reduction[10]	(2.2)	(9.7)	(11.9)

Total Cash Costs Paid at Closing	(19.7)	(32.0)	(51.7)

Net Proceeds after Cash Costs Paid at Closing	327.1	1,429.3	1,756.4
Debt:
Senior and Mezzanine Debt[11]	(153.5)	(976.0)	(1,129.5)
Trust Preferred Redeemed at Closing[12]	(51.6)	—	(51.6)

Total Debt Assumed or Redeemed	(205.1)	(976.0)	(1,181.1)

Net Proceeds After Debt Assumption/Redemption	122.0	453.3	575.3
Class A Interests Issued in the ARC Transaction[3]	(99.8)	(347.3)	(447.1)

Net Cash Received at Closing from ARC Transaction	22.2	106.0	128.2

Accrued or Contingent Costs Related to the ARC Transaction
Disposition Fee Payable to Asset Manager GSRM (Sold Hotels)[13]	(1.7)	(7.3)	(9.0)
Accrued Disposition Fee Payable to Asset Manager GSRM (previously sold assets)[14]	(0.4)	—	(0.4)
Real Estate Tax Reserve[15]	(2.9)	(14.1)	(17.0)
Proceeds from Ownership Interest in Trust Preferred[12]	1.5	—	1.5

Total Accrued or Contingent Costs Related to the ARC Transaction	3.5	21.4	24.9

Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to the ARC Transaction	18.7	84.6	103.3

*	Represents 20 hotels sold in the ARC Transaction previously owned by various limited partnerships with various corporations as their sole general partners, which corporations were wholly-owned by W2007 Equity Inns Trust, a Maryland trust, which is being treated as if it were 100% owned by the Company.
†	Represents 96 hotels sold in the ARC Transaction previously owned by wholly-owned subsidiaries of Senior Mezz.
[1]	See also Detailed Transaction Costs below.
[2]	Purchase price allocation among the hotels provided by the ARC Buyers (as defined below) in the Sale Agreement (as defined below) with respect to the hotels that were sold.
[3]	The initial capital contribution of the Class A Interests issued to the Sellers in the ARC Transaction; mandatory payment equal to 50% of the initial capital contribution is required within three years and 100% within four years.
[4]	Calculated as 3% of the Senior Mezz Hotels Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to the ARC Transaction.
[5]	Calculated as 3% of the initial capital contribution of Class A Interests Issued in ARC Transaction; mandatory payment equal to 50% of the initial capital contribution is required within three years and 100% within four years.
[6]	Excludes (i) any sale proceeds of the Excluded Hotel Assets, (ii) any preferred return that may be received in connection with the Class A Interests, (iii) any cash or other working capital assets and liabilities of the Company and any cash or working capital assets and liabilities of Senior Mezz which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iv) any income tax effects which may be applicable to proceeds received by the Company.
[7]	Estimated sale proceeds of the Excluded Hotel Assets calculated as $100.0 million gross sales price based on the purchase price of the Excluded Hotel Assets under the March 25, 2015 agreement for the Excluded Hotel Assets (to which the Company received a termination notice dated May 6, 2015), less $2.0 million of estimated transaction expenses. On July 23, 2015, subsidiaries of Senior Mezz consummated the sale of nine Excluded Hotel Assets for $85 million pursuant to the March 25, 2015 agreement, as amended and restated. Because the one remaining Excluded Hotel Asset remains unsold, the proceeds are unknown, but the Company has assumed a value of $15 million based on the difference between the purchase price for the ten Excluded Hotel Assets in the March 25, 2015 agreement and the nine Excluded Hotel Assets which were actually sold. There can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the March 25, 2015 agreement. Even if a transaction for the one remaining Excluded Hotel Asset does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company.

[8]	Excludes (i) any preferred return that may be received in connection with the Class A Interests, (ii) any cash or other working capital assets and liabilities of the Company and any cash or working capital assets and liabilities of Senior Mezz which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iii) any income tax effects which may be applicable to proceeds received by the Company.
[9]	For the Trust Hotels, this amount includes (i) $11.3 million in defeasance and related costs in respect of debt repaid at closing, (ii) transfer taxes of $0.8 million, (iii) legal and accounting costs of $0.9 million and (iv) sales tax on FF&E sale of $0.2 million. For the Senior Mezz Hotels, this amount includes (i) transfer taxes of $2.9 million, (ii) legal and accounting costs of $3.8 million, (iii) sales tax on FF&E sale of $40 thousand and (iv) other costs in the amount of $45 thousand.
[10]	Reduction in the purchase price for capital expenditures of $11.9 million as provided for in the Sale Agreement.
[11]	Debt balances as of February 27, 2015.
[12]	Company owned $1.5 million of common securities in the trust which owned the Trust Preferred Debt; this amount was returned to the Company following redemption of the Trust Preferred Debt.
[13]	Disposition fee due to Goldman Sachs Realty Management, L.P. (“GSRM”), an affiliate of the Company, under its asset management agreements with the Company and Senior Mezz which is 0.50% of the gross purchase price (including consideration paid as Class A Interests). Included as an increase to Other Liabilities Payable to Affiliate in the Company’s Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2014, as filed with the SEC on Form 8-K/A on June 30, 2015.
[14]	Accrued disposition fees payable to GSRM for the sale of six assets previously sold and are allocated based on sold asset’s owner ($360,695 with respect to the Trust Hotels and $23,449 with respect to the Senior Mezz Hotels). Included in Other Liabilities Payable to Affiliate on the Company’s consolidated balance sheet as of December 31, 2014.
[15]	Reserve for the real estate tax make -whole as provided for in the Sale Agreement. These reserves may become payable under certain conditions provide for in the Sale Agreement at any time up to month 36 following close of the ARC Transaction and are in addition to the Other Liabilities reflected on the Company’s consolidated balance sheet as of December 31, 2014 and the Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2014, as filed with the SEC on Form 10-K on June 12, 2015 and on Form 8-K/A on June 30, 2015, respectively.

The board of directors of the Company did not assign specific weight to the factors set forth above in a mathematical format. The most weight was given to the estimated present value of the distribution to holders of the Preferred Stock resulting from the ARC Transaction and estimated potential sale proceeds from the sale of the Excluded Hotel Assets. While the board of directors of the Company considered the Court’s determinations with respect to the Settlement, including the merger, in determining the fairness of the merger to unaffiliated holders of the Preferred Stock, such considerations may be limited as the Court’s determinations were made in the context of the Action. Because the merger treats members of the Holder Class and all other unaffiliated holders of the Preferred Stock the same, the board of directors of the Company reasonably believe that such determinations are useful in determining the fairness of the merger to unaffiliated holders of the Preferred Stock.

The board of directors of the Company did not consider the following factors to be material in determining that the merger is fair to the unaffiliated holders of the Preferred Stock:

•	The current market price of the Preferred Stock given the limited trading volume of the Preferred Stock which in the board’s view was not determinative of the value of the Preferred Stock, despite the fact that the per share merger consideration offered to holders of Preferred Stock represented a premium over the then-current market price, and represents a premium to the reported price on the OTC Markets Group, Inc. website on September 21, 2015;

•	The net book value of the Company because net book value was not a relevant metric to the board in determining the fairness of the merger. Net book value is more relevant, in the Company’s view, in an acquisition of a company’s common stock, which is not present in this transaction. Additionally, the Company notes that the net book value was a negative value;

•	The going concern value of the Company because at all times that the Settlement was negotiated, the Company had entered into the binding agreement for the ARC Transaction, the consummation of which would leave the Company without a going concern, and now all but one of the hotels have been sold;

•	The purchase price paid in previous purchases by the Filing Persons disclosed under Item 2 given that the purchase by PFD Holdings of 10,000 shares of Preferred Stock in December 2014 occurred after the per share merger consideration was agreed and is a reflection of the price that had already been determined; and

•	The disposition fees or advisory fees paid by the Company or its subsidiaries to various affiliates of the Filing Persons in connection with the ARC Transaction. These payments were made pursuant contractual obligations set forth in an asset management agreement entered into prior to the contemplation of the ARC Transaction and the Settlement. The above description of the $22.96 per share of Preferred Stock calculation includes a description of the applicable fees.

In addition, no report, opinion or appraisal from an outside party related to the merger was prepared for the board of directors of the Company or any other Filing Persons.

The Company’s board of directors also considered the following potential adverse factors in connection with the merger:

•	that the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any shareholder other than PFD Holdings, for the reasons set forth in the Proxy Statement under the caption “The Special Meeting—Vote Required”;

•	that the board of directors of the Company did not select an independent representative to act solely on behalf of the unaffiliated holders of the Preferred Stock. The Company does not believe the failure to do so affects the fairness of the merger, as the Plaintiffs in the Action were represented by independent counsel who negotiated the Settlement (which includes the merger agreement) with the Company on an arm’s-length basis; and

•	that, in accordance with the TBCA, neither the Company nor our board of directors made any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting. The Company believes that it is in the interest of the unaffiliated holders of the Preferred Stock that the Company and its board of directors refrained from making a recommendation for the reasons stated in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—No Recommendation by Our Board of Directors”.

Each of the Filing Persons joins the Company’s board of directors in its determination that the merger is procedurally and substantively fair to all unaffiliated holders of the Preferred Stock. In making such a determination, each of the Filing Persons relied upon the factors considered by, and analyses of, the Company’s board of directors, and expressly adopted such factors, analyses and conclusions as its own as described herein.

Item 15	Additional Information

The disclosure in Item 15(c) in Amendment No. 4 contained a typographical error in the date that the final approval condition to the merger could be satisfied of January 4, 2015 instead of January 4, 2016. The disclosure in the second to last sentence is hereby amended to state that, if no appeal is filed by January 4, 2016, the final approval condition will be satisfied.

In addition, Item 15(c) is hereby amended and supplemented to add the following disclosure:

The period for filing a notice of appeal in the Action expired at midnight on January 4, 2016 without any notices being filed with the Court. The Company expects to consummate the merger promptly after all conditions to the merger have been satisfied.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and finally approved by the United States District Court for the Western District of Tennessee on December 4, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2016

W2007 GRACE ACQUISITION I, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE II, LLC

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Manager

W2007 GRACE ACQUISITION II, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE I, LLC

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Manager

PFD HOLDINGS, LLC

By: W2007 Finance Sub, LLC, its Managing Member

By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

W2007 FINANCE SUB, LLC By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Parallel Global Real Estate Limited Partnership 2007:

By: WH Parallel Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Street Global Real Estate Limited Partnership 2007:

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

The Goldman Sachs Group, Inc.

By:	/s/ Richard Friedman
Name:	Richard Friedman
Title:	Assistant Secretary

Todd Giannoble:

By:	/s/ Todd Giannoble

Greg Fay:

By:	/s/ Greg Fay

Brian Nordahl

By:	/s/ Brian Nordahl

Exhibit Index

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and finally approved by the United States District Court for the Western District of Tennessee on December 4, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.